Akuna Securities LLC

Financial Report
December 31, 2018

Filed as PUBLIC in accordance with Rule 17a-5(d) under the Securities
Exchange Act of 1934.







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Akuna Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 S. Wabash Ave, Suite 2600
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Harris 312-994-4640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One S. Wacker Drive, Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, John Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Akuna Securities LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating and Financial Officer

Title

Notary Public

OFFICIAL SEAL
MEGAN ANNE SUERTH
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires September 14, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Report of Independent Registered Public Accounting Firm

To the Member and Manager
Akuna Securities LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Akuna Securities LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2012.

Chicago, Illinois
February 26, 2019

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Akuna Securities LLC

Statement of Financial Condition
December 31, 2018

Assets	
Cash and cash equivalents	$ 1,071,308
Securities owned and pledged, at fair value	852,740,152
Receivable from clearing broker-dealers	212,294,064
Memberships in exchange owned, at cost (fair value $200,000)	592,000
Receivable from affiliates	84,425
Other assets	639,809
Total assets	$ 1,067,421,758
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 982,578,716
Payable to affiliates	7,407,371
Accounts payable and accrued expenses	2,791,594
	992,777,681
Member's equity	74,644,077
Total liabilities and member's equity	$ 1,067,421,758

See Notes to Financial Statements.

Akuna Securities LLC

Notes to Financial Statement

Note 1.   Nature of Operations and Significant Accounting Policies

Akuna Securities LLC (the Company) is a Delaware limited liability company formed on August 10, 2011, and is a wholly owned subsidiary of Akuna Trading LLC (the Parent), which is a wholly owned subsidiary of Akuna Holdings LLC (Holdings). The primary business of the Company is to trade as principal and market maker in U.S. securities and derivative instruments. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and operates pursuant to Rule 15c3-1(a)(6). The Company is a registered market maker on the CBOE Exchange, CBOE BZX Exchange, CBOE EDGX Exchange, CBOE C2 Exchange, MIAX Pearl, Nasdaq GEMX, Nasdaq ISE, Nasdaq PHLX, Nasdaq Options Market and COMEX, and is a member of the Miami International Securities Exchange.

Pursuant to the Company's operating agreement, the Company will dissolve and the assets of the Company will be liquidated and the Company terminated upon the determination of the Manager or if the Company has no members, as defined in the agreement.

The Company does not transact business in securities with, or for, customers, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). The Company claims an exemption from Rule 15c3-3 under the provisions of 15c3-3(k)(2)(ii) and clears all transactions through clearing broker-dealers on a fully disclosed basis.

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities owned and sold, not yet purchased: Transactions in securities and derivative financial instruments are recorded on a trade-date basis. These financial instruments are carried at fair value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Foreign currency translation: All assets and liabilities held in foreign currencies are translated to US dollars at year end rates.

Akuna Securities LLC

Notes to Financial Statement

Note 1.   Nature of Operations and Significant Accounting Policies (continued)

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. Accordingly, it does not file any tax returns but its taxable income is reported as part of Holdings' tax return. Holdings' is a limited liability company whose income or loss is includable in the tax returns of its members.

FASB guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2018, management has determined that there are no material uncertain income tax positions.

Holdings is generally not subject to tax examinations by U.S. federal or state authorities for tax years before 2015.

Recent Accounting Pronouncements – Leases: In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases* (Topic 842). Under the new ASU, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The liability will be equal to the present value of lease payments. The asset, referred to as a "right-of-use asset" will be based on the liability, subject to adjustment, such as for initial direct costs. For income statement purposes, leases will be classified as either operating or finance. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. New quantitative and qualitative disclosures, including significant judgments made by management, will be required to provide greater information regarding the extent of revenue and expense recognized and expected to be recognized from existing contracts. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company adopted ASU 2016-02 on January 1, 2019. The adoption of ASU 2016-02 has no material effect on the Company's financial statements.

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*. This standard issued amendments to certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments include: 1) requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; 2) simplifying the impairment assessment of equity investments without readily determinable fair values; 3) eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost; and 4) other clarifications and presentation and disclosure guidance. The Company is required to adopt this guidance for fiscal years beginning after December 15, 2017. The Company adopted this new accounting guidance and it had no material impact on its financial condition.

Note 2.   Receivable from Clearing Broker-Dealers

Receivable from clearing broker-dealers at December 31, 2018 consists of:

Cash	$ 297,608,103
Futures Open Trade Equity	(84,414,332)
Dividends payable	(899,707)
	$ 212,294,064

Securities owned, cash and financial instruments held at the Company's clearing broker-dealers collateralize securities sold, not yet purchased and amounts due to clearing broker-dealers, if any, and may serve to satisfy regulatory capital or margin requirements. Per the Company's agreement with its clearing broker-dealer, the Company must maintain total net liquidating value (NLV) of $5,000,000 with its clearing broker-dealer ABN AMRO Clearing Chicago LLC and may be required to deposit additional funds should it become necessary in order to bring NLV above the minimum. The minimum net liquidating value to be maintained at ABN AMRO Clearing Sydney Pty Ltd is AUD 2,000,000.

Note 3.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value are determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurements in its entirety requires judgment and considers factors specific to the investment.

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

The fair value of equity securities traded on a national securities exchange, or reported on the NASDAQ national market, is based on the last reported sales price on the day of valuation. The fair value of exchange-traded equity options is based on the NBBO Mid-Point Price, with the exception of SPX options which are valued at the OCC reported closing price. The fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and are already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

Akuna Securities LLC

Notes to Financial Statement

Note 3.   Fair Value of Financial Instruments (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1
Assets	
Securities owned, at fair value:	
Equity securities	$ 10,282,801
Equity options	577,788,736
Options on futures	264,668,615
	852,740,152
Receivable from clearing broker-dealers:	
Futures Open Trade Equity	(84,414,332)
Total assets	$ 768,325,820
Liabilities	
Securities sold, not yet purchased, at fair value:	
Equity securities	$ 138,027,498
Equity options	529,131,238
Options on futures	315,419,980
Total liabilities	$ 982,578,716

As of and for the year ended December 31, 2018, the Company had no assets or liabilities classified as Level 2 or Level 3.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

Akuna Securities LLC

Notes to Financial Statement

Note 4. Derivative Financial Instruments

The Company uses derivative financial instruments, which generally included exchange traded equity options and exchange traded futures and options on futures contracts as part of its trading activities.

As a market maker in various markets, the Company employs arbitrage trading strategies between exchange-traded futures, exchange-traded equity options, and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. Accordingly, the Company manages risk against predetermined value-at-risk limits as the open derivatives positions have corresponding offsets in other non-derivative instruments.

The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood. Note 8 describes the risks associated with trading derivative contracts.

At December 31, 2018, the Company's derivative activities had the following impact on the statement of financial condition:

Contract Type	Underlying Risk	Assets at Fair Value	Liabilities at Fair Value	Net
Equity options (1)	Equity Price	$ 577,788,736	$ (529,131,238)	$ 48,657,498
Futures Open Trade Equity (2)	Commodities	-	(543,945)	(543,945)
Futures Open Trade Equity (2)	Equity Price	510,525	(84,380,912)	(83,870,387)
Options on futures (1)	Equity Price	223,074,585	(280,597,285)	(57,522,700)
Options on futures (1)	Commodities	41,594,030	(34,822,695)	6,771,335
				$ (86,508,199)

(1)   Assets are included in securities owned and pledged, at fair value and liabilities are included in securities sold, not yet purchased, at fair value on the statement of financial condition.

(2)   Assets and liabilities are included in receivable from clearing broker-dealers on the statement of financial condition.

The Company traded approximately 98,089,000 derivative contracts during the year ended December 31, 2018.

As of December 31, 2018, the Company holds derivative instruments that are either eligible for offset in the statement of financial condition and/or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

Note 4.   Derivative Financial Instruments (continued)

The following table provides disclosure regarding the potential effect of offsetting of recognized derivative instruments presented in the statement of financial condition:

	Gross Amounts Recognized	Amounts Offset in the Statements of Financial Condition	Net Amounts Presented in the Statements of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Net Amount
Assets					
Futures Open Trade Equity	$ 510,525	$ (84,924,857)	$ (84,414,332)	$ -	$ (84,414,332)
Total Assets	$ 510,525	$ (84,924,857)	$ (84,414,332)	$ -	$ (84,414,332)
Liabilities					
Futures Open Trade Equity	$ (84,924,857)	$ 84,924,857	$ -	$ -	$ -
Total Liabilities	$ (84,924,857)	$ 84,924,857	$ -	$ -	$ -

Note 5.   Related-Party Transactions

The Company has entered into an expense sharing arrangement with Akuna Capital LLC (AC) and Akuna Capital Australia Pty Ltd (AA), wholly owned subsidiaries of the Parent, whereby, trading and support services that include compensation, occupancy, technology and telecommunication and certain other operating expenses are paid by AC and AA on the Company's behalf. The Company reimburses AC and AA for these expenses. Personnel costs related to the employees who are assigned to the Company for a portion of their time are prorated based on the amount of time required. Other operating expenses are allocated based on the number of employees assigned to the Company and their average estimated time required.

Akuna Technologies LLC (AT), a wholly owned subsidiary of Holdings, provides technology services to the Company.

Payable to affiliates at December 31, 2018 is $7,407,371. This consists of $4,891,768 owed to Akuna Capital LLC and $1,808,453 owed to Akuna Capital Australia Pty Ltd under the expense sharing arrangements and $707,150 owed to Akuna Technologies LLC for technology services.

Receivable from affiliates at December 31, 2018 is $84,425. This consists of $50,000 due from Akuna Capital LLC and $34,425 due from Akuna Hong Kong Ltd.

Akuna Securities LLC

Notes to Financial Statement

Note 6. Commitments and Contingencies

In the normal course of business, the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to vigorously defend against these potential matters, and management believes that their ultimate outcome will not have a material effect on the Company's financial condition, results of its operations or net cash flows. At December 31, 2018, the Company has accrued $1,200,000 liability for an outstanding regulatory matter.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 8. Off-Balance Sheet Risk and Concentration of Credit Risk

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, including futures and options with similar characteristics. Futures contracts provide for the sale or purchase of financial instruments at a specified future date at a specified price or yield. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to soundness of the centralized clearing facility of the specific exchanges, the cash settlement procedures for daily gains and losses and the margin requirements of the individual exchanges.

Pursuant to its operation under Rule 15c3-1(a)(6), all of the Company's market-making activities are primarily cleared by ABN AMRO Clearing Chicago LLC and ABN AMRO Clearing Sydney Pty Ltd. Pursuant to agreement, the Company's clearing dealers are required to, among other things, perform computations for and take security haircuts over the Company's market-making activities, perform computations for proprietary accounts of introducing brokers, finance, subject to certain limits, the Company's market-making activities and segregate certain assets on behalf of the Company. In the event of the insolvency of its clearing broker-dealers or in the event they do not fulfill their obligations, the Company may be exposed to risk. The Company attempts to minimize the credit risk by monitoring the creditworthiness of its clearing broker-dealer.

Akuna Securities LLC

Notes to Financial Statement

Note 8.   Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

In addition, the Company also enters into various transactions with other broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the exposure to and creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 9.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $57,874,475, which was $57,194,544 in excess of its required net capital of $679,931.

Note 10.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statement was issued. In January 2019, the Company settled a fine with regulatory bodies for the total amount of $1,281,726.